UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

JAGUAR HEALTH, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title Class of Securities)

47010C300

(CUSIP Number)

Samuel Robinson

Sagard Capital Partners, L.P.

280 Park Avenue, 3rd Floor West

New York, NY 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47010C300

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 33,149,556 Shares*

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 33,149,556 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,149,556 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 31.9% **

14	Type of Reporting Person: PN

* Consists of 5,524,926 shares of Series A Convertible Participating Preferred Stock, par value $0.0001 per share, each of which is convertible into voting common stock of the Issuer (as defined herein) at the rate of approximately one share of Series A Convertible Participating Preferred Stock for 6.0 shares of voting common stock of the Issuer.

** Assumes the conversion of shares of Series A Convertible Participating Preferred Stock into voting common stock of the Issuer and is based on 103,621,564 shares of voting common stock of the Issuer outstanding on May 31, 2019, calculated on an as-converted basis, based on information provided by the Issuer.

CUSIP No. 47010C300

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 33,149,556 Shares *

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 33,149,556 Shares *

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,149,556 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 31.9%**

14	Type of Reporting Person: CO

* See footnote on first page.

** See footnote on first page.

CUSIP No. 47010C300

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 33,149,556 Shares *

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 33,149,556 Shares *

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,149,556 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 31.9%**

14	Type of Reporting Person: CO

* See footnote on first page.

** See footnote on first page.

Statement on Schedule 13D

This Amendment No. 5 (“Amendment No. 5”), filed on behalf of Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corp., a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”), amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 2, 2018 (the “Schedule 13D”), as amended on June 18, 2018 by that certain Amendment No. 1 (“Amendment No. 1”), on October 4, 2018 by that certain Amendment No. 2 (“Amendment No. 2”), on March 15, 2019 by that certain Amendment No. 3 (“Amendment No. 3”) and on March 22, 2019 by that certain Amendment No. 4 (“Amendment No. 4”, and with Amendment No. 1, Amendment No. 2 and Amendment No. 3 the “Amendments”), relating to the voting common stock, $0.0001 par value per share (the “Voting Common Stock”), of Jaguar Health, Inc., a Delaware corporation (the “Issuer”). All capitalized terms used herein, unless otherwise defined herein, shall have the meanings set forth in the Schedule 13D, as amended by the Amendments.

Item 4.

Item 4 is hereby amended to include the following:

Bridge Purchase Agreement and Related Documents

On May 30, 2019, Sagard and the Issuer, in connection with the Bridge Financing, as defined in Amendment No. 4, entered into a Securities Purchase Agreement (the “Bridge Purchase Agreement”) and, in connection therewith, the Issuer issued to Sagard a Promissory Note with a principal balance of $500,000 (the “Bridge Note”) and a 5-year Common Stock Purchase Warrant (the “Bridge Warrant”) to purchase shares of Voting Common Stock (the “Warrant Shares”), up to an aggregate value of $375,000 (the transactions contemplated by the Bridge Purchase Agreement, Bridge Note, Bridge Warrant and the Bridge RRA, as defined below, collectively being the “Sagard Bridge Financing”). The exercise price for the Bridge Warrant is the price per share at which the Issuer issues Voting Common Stock in its next underwritten public offering (the “Public Offering”), provided that if the Issuer has not consummated a Public Offering by the maturity date (September 30, 2019), then the exercise price will be equal to the closing sales price of the shares of Voting Common Stock on such maturity date (the “Exercise Price”).  The aggregate number of Warrant Shares will be equal to $375,000 divided by the Exercise Price, and, because the Exercise Price is not yet known, is therefore not yet able to be calculated. In connection with the Bridge Purchase Agreement, the Issuer also entered into a registration rights agreement (the “Bridge RRA”) with Sagard pursuant to which the Issuer agreed to register the resale of the Warrant Shares. The above summary is qualified in its entirety by reference to (a) the full text of the Bridge Purchase Agreement, Bridge Note, Bridge Warrant and Bridge RRA which are included herein as Exhibits K, L, M and N, respectively, and (b) the Issuer’s Form 8-K, which the Issuer has covenanted to file with the SEC pursuant to its covenant in the Bridge Purchase Agreement to file such within two days of the closing of the Sagard Bridge Financing (the “Sagard Bridge Closing 8-K”).

Amendment No. 1 to the Registration Rights Agreement

On May 30, 2019, Sagard and the Issuer entered into Amendment No. 1 (“Amendment No. 1 to 2018 RRA”) to the Registration Rights Agreement, as defined in the Schedule 13D, as a result of the Issuer failing to file, and have declared effective, a resale registration statement with respect to the Conversion Shares (and any other registrable securities) issuable upon conversion of the Preferred Stock issued to Sagard in March 2018.  In Amendment No. 1 to 2018 RRA, Sagard agreed to an extended filing deadline and an extended effectiveness deadline for such a resale registration statement, and the Issuer agreed to pay to Sagard certain liquidated damages if the Issuer fails to achieve such deadlines.  The above summary is qualified in its entirety by reference to the full text of Amendment No. 1 to 2018 RRA, which is included herein as Exhibit O.

Consent and Waiver

On May 30, 2019, Sagard and the Issuer entered into a Consent and Waiver (the “Consent”) in which Sagard, among other things, consented to certain proposed transactions detailed therein, waived certain preemptive rights and the failure to satisfy a Form 10-Q filing deadline, as well as the right to require payment in exchange for Sagard’s future consent to a proposed royalty deal, all subject to the terms of the Consent. As consideration for the Consent, the Issuer agreed to pay Sagard a consent fee (the “Consent Fee”) that is to be paid either in cash or in Voting Common Stock, at the election of the Issuer, no later than July 31, 2019. If paid in cash, the Consent Fee will be equal to $250,000. If the Company elects to issue shares of Voting Common Stock in lieu of such cash payment, then the number of shares of Voting Common Stock issued to Sagard will be equal to $400,000 divided by the closing price per share of the Voting Common Stock on the trading day immediately preceding the payment of the Consent Fee. Additionally, the Issuer agreed that any shares of Voting Common Stock issued as payment of the Consent Fee will be treated as “Registrable Securities”, as defined in the Registration Rights Agreement, and will be entitled to the same Section 16 treatment contemplated in Section 5.20 of the Preferred Stock Purchase Agreement, as defined in the Schedule 13D. The Consent Fee was approved by the Board, as defined in the Schedule 13D, with the Series A Directors (as defined in the Schedule 13D) abstaining from the vote. The above summary is qualified in its entirety by reference to the full text of the Consent, which is included herein as Exhibit P.

Item 5.

Item 5 is hereby amended and restated in its entirety as follows:

(a)               The Reporting Persons beneficially own in the aggregate 33,149,556 shares of Voting Common Stock issuable upon the conversion of 5,524,926 shares of Preferred Stock directly held by Sagard. None of the other Reporting Persons directly holds any of the securities or shares of Preferred Stock or shares of Common Stock disclosed in this Statement.

Based on information provided by the Issuer, there are 70,472,008 shares of Voting Common Stock outstanding as of May 31, 2019. The Reporting Persons beneficially own 5,524,926 shares of Preferred Stock, which are currently convertible into an aggregate of 33,149,556 Shares pursuant to the terms of the Certificate of Designation, as amended. As a result, on an as-converted basis, each Reporting Person may be deemed to beneficially own 31.9% of the outstanding shares of Voting Common Stock (on an as-converted basis).

The change in the Reporting Persons’ percentage beneficial ownership reported in this Amendment No. 5 resulted from additional issuances of Voting Common Stock by the Issuer and is not due to any change in the actual number of shares beneficially owned by the Reporting Persons.

Because the Exercise Price is a floating price that is outside the control of Sagard and will not become fixed until the occurrence of a specified event, the date of which is unknown (i.e., the setting of the per share price in the Public Offering), and because it is uncertain whether the consent fee will be paid in shares (and, if so, the number of shares which will be issuable), the Beneficial Owners are not yet able to calculate the number of Warrant Shares which are issuable upon exercise of the Warrant (or the number of shares issuable as payment of the consent fee), and are therefore not yet reporting any change in their beneficial ownership of the Issuer as a result of the issuance of the Bridge Warrant (or the number of shares issuable as payment of the consent fee).

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by Power Corporation of Canada (“PCC”) and certain of its subsidiaries, including Sagard. The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership of shares of Voting Common Stock (on an as-converted basis) reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of May 30, 2019.

(b)               Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote: 33,149,556 shares of Voting Common Stock; except that, as disclosed above in Amendment No. 3, the COD Amendment limits the rights of the holders of Preferred Stock to vote with the Voting Common Stock on an-as-converted basis, only if and to the extent required by Nasdaq Rule 5640.

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition: 33,149,556 shares of Voting Common Stock

The power to vote or direct the vote or to dispose or direct the disposition of the shares of Preferred Stock and/or shares of Voting Common Stock issuable upon conversion thereof reported herein is shared among the Reporting Persons.

(c)                Other than as described in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)               Not applicable.

(e)                Not applicable.

Item 6.         Contracts, Arrangements, Understandings Or Relationships With Respect To Securities of The Issuer.

Item 6 is amended as follows:

See Item 4, as amended by this Amendment 5, for a description of the Bridge Purchase Agreement, Bridge Note, Bridge Warrant, Bridge RRA, Amendment No. 1 to 2018 RRA and the Consent, with each such description being incorporated herein by reference.  The Sagard Bridge Closing 8-K, including all exhibits thereto, is also incorporated herein by reference.

Item 7.                                 Material to Be Filed as Exhibits.

Exhibits A-C are hereby amended and restated as set forth in the attached exhibits.

Exhibit A                                             Persons Who may be Deemed to Control the Reporting Persons

Exhibit B                                             Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corp.

Exhibit C                                             Executive Officers and Directors of Power Corporation of Canada, Sagard Holdings ULC, and the Trustees of the Trust

Exhibits K-O are hereby added to the Schedule 13D as set forth in the following exhibits.

Exhibit K                                             Bridge Purchase Agreement (incorporated by reference to the document that is expected to be filed as an exhibit to the Sagard Bridge Closing 8-K)

Exhibit L                                              Bridge Note (incorporated by reference to the document that is expected to be filed as an exhibit to the Sagard Bridge Closing 8-K)

Exhibit M                                          Bridge Warrant (incorporated by reference to the document that is expected to be filed as an exhibit to the Sagard Bridge Closing 8-K)

Exhibit N                                             Bridge RRA (incorporated by reference to the document that is expected to be filed as an exhibit to the Sagard Bridge Closing 8-K)

Exhibit O                                             Amendment No. 1 to 2018 RRA

Exhibit P                                               Consent

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 31, 2019	SAGARD CAPITAL PARTNERS, L.P.

		By:	Sagard Capital Partners GP, Inc.,
its general partner

		By:	/s/ Samuel Robinson
			Name:	Samuel Robinson
			Title:	President

SAGARD CAPITAL PARTNERS GP, INC.

		By:	/s/ Samuel Robinson
			Name:	Samuel Robinson
			Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

		By:	/s/ Samuel Robinson
			Name:	Samuel Robinson
			Title:	President

EXHIBIT A

Persons who may be Deemed to Control the Reporting Persons

Set forth below is the (i) name, (ii) principal business address and (iii) place of organization of each person who may be deemed, for purposes of this Statement, to control the Reporting Persons.

(i)	4190297 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Sagard Holdings ULC
(ii)	Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada V7X IL3
(iii)	British Columbia

(i)	Power Corporation of Canada
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Pansolo Holding Inc.
(ii)	961 Churchill Avenue, Sudbury, Ontario, Canada P3A 4A3
(iii)	Canada

EXHIBIT B

Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (General Counsel, Chief Compliance Officer and Secretary)
(iii)	Canada
(iv)	General Counsel and Secretary, Sagard Holdings ULC
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Stephan Klee
(ii)	Executive Officer (Chief Financial Officer, Treasurer and Controller)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Capital Partners Management Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners Management Corp.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (General Counsel, Chief Compliance Officer and Secretary)
(iii)	Canada
(iv)	General Counsel and Secretary, Sagard Holdings ULC
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Stephan Klee
(ii)	Executive Officer (Chief Financial Officer)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

EXHIBIT C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	Chairman of the Board, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, 29th Floor, Montréal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel R. Coutu
(ii)	Director
(iii)	Canada
(iv)	Director, Brookfield Asset Management, Inc.
(v)	225 6th Avenue S.W., Suite 1210, Calgary (Alberta), Canada T2P 1C9
(vi)	None
(vii)	None

(i)	Christian Noyer
(ii)	Director
(iii)	France
(iv)	Company Director
(v)	9, rue de Valois, 2nd floor, 75001 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Wittington Investments, Limited
(v)	22 St. Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7

(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Chair of the Board, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3240, Montréal (Québec), Canada H3B 0G1
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	J. David A. Jackson
(ii)	Director
(iii)	Canada
(iv)	Partner Emeritus and Senior Counsel, Blake, Cassels & Graydon LLP
(v)	199 Bay Street, Suite 4000, Commerce Court W., Toronto (Ontario), Canada M5L 1A9
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States of America
(iv)	Company Director
(v)	10295 Collins Avenue, Unit 404, Bal Harbour, FL, USA 33154
(vi)	None
(vii)	None

(i)	Emőke J.E. Szathmáry
(ii)	Director
(iii)	Canada
(iv)	President Emeritus, University of Manitoba
(v)	70 Dysart Road, Room 112, Winnipeg (Manitoba), Canada R3T 2M6
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Executive Officer

(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Claude Genéréux
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gary A. Doer
(ii)	Director
(iii)	Canada
(iv)	Company Director
(v)	1 Lombard, suite 2600, Winnipeg (Manitoba), Canada R3B OX5
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Olivier Desmarais
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Holdings ULC

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Holdings ULC.

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (General Counsel and Secretary)
(iii)	Canada
(iv)	General Counsel and Secretary, Sagard Holdings ULC
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Stephan Klee
(ii)	Executive Officer (Chief Financial Officer, Treasurer and Controller)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Colin Hall
(ii)	Director
(iii)	United States
(iv)	Head of Investments, Groupe Bruxelles Lambert
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Quebec), Canada, H24 253
(vi)	None
(vii)	None

(i)	Amaury de Seze
(ii)	Director
(iii)	France
(iv)	Vice Chairman, Power Financial Corporation
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

(i)	Brian Walsh
(ii)	Director
(iii)	United States and Canada
(iv)	Head Principal and Chief Strategist, Titan Advisors LLC
(v)	750 Washington, Blvd, 10th Floor, Stamford, CT, 06901
(vi)	None
(vii)	None

(i)	Susan J. McArthur
(ii)	Director
(iii)	United States and Canada
(iv)	Managing Partner, GreenSoil Investments
(v)	2345 Yonge Street, Suite 804, Toronto, ON M4P 2E5, Canada
(vi)	None
(vii)	None

Trustees of The Desmarais Family Residuary Trust

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the trustees of The Desmarais Family Residuary Trust, other than Sophie Desmarais.

(i)	Paul Desmarais, Jr.
(ii)	Trustee
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Trustee
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Guy Fortin
(ii)	Trustee
(iii)	Canada
(iv)	Attorney
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None

EXHIBIT O

Amendment No. 1 to 2018 RRA

AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT

This AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT (“Amendment”), dated as of May 29, 2019, is by and between Jaguar Health, Inc., a Delaware corporation (the “Company”), and Sagard Capital Partners, L.P. (the “Purchaser”).

RECITALS

In connection with that certain Securities Purchase Agreement by and among the parties hereto, dated as of March 23, 2018, the parties also entered into a Registration Rights Agreement, dated as of the same date (the “Agreement”). Capitalized terms used herein but not otherwise defined herein shall have the definitions assigned to them in the Agreement;

The Company acknowledges that (i) the Company has failed to prepare and file a Registration Statement (whether by the Filing Deadline, as defined in the Agreement, or otherwise) and (ii) as a result, no Registration Statement has become effective before the Effectiveness Deadline (as defined in the Agreement) (individually, each, a “Breach,” and, collectively, the “Breaches”); and

The Purchaser agrees to waive certain rights afforded to the Purchaser under the Agreement as a result of the Breaches, and the Purchaser desires to set forth the certain terms and conditions precedent to such waiver.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser hereby agree to amend the Agreement as follows:

1.              DEFINITIONS.

(a)                           The following definitions are hereby added to the Agreement:

“Additional Liquidated Damages” means $186,852.

“Bridge Financing Documents” means all the notes, warrants, agreements and obligations relating to and/or arising from the Bridge Financing (as defined in the Consent and Waiver, dated March 13, 2019 by and between the Company and Purchaser).

(b)                           The following definition is amended and restated as follows:

“Early Filing Trigger” means the occurrence of earliest to occur of (i) an event described in Section 4.2(c) of the Securities Purchase Agreement or (ii) any breach by the Company of any representation, warranty or covenant contained in the Bridge Financing Documents that is not cured within thirty (30) days of the Company being notified of such breach.

2.                                      REGISTRATION. Section 2(a) of the Agreement is hereby amended and restated as follows:

(a)                                 Mandatory Registration.  The Company shall prepare and file with the SEC a Registration Statement on Form S-3 covering the resale of all of the Registrable Securities.  The Company shall file such Registration Statement no later than the earliest to occur of (i) five (5) Business Days after the effectuation of a reverse stock split with respect to the Company’s Common Stock as described in the Company’s preliminary proxy statement on Schedule 14A filed on April 9, 2019 and before the closing of the underwritten public offering of the Company’s equity securities pursuant to a Form S-1 registration statement; (ii) September 15, 2019; and (iii) an Early Filing Trigger.  Such deadline is referred to herein as the “Filing Deadline.”  If Form S-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration, subject to the provisions of Section 2(b).  The Registration Statement prepared pursuant hereto shall register for resale at least that number of shares of Common Stock equal to the aggregate number of Registrable Securities issued and outstanding as of the trading day immediately preceding the date the Registration Statement is initially filed with the SEC, subject to adjustment as provided in Section 2(c).  The Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC no later than the earlier of (1) forty-five (45) days from the filing of such Registration Statement and (2) November 1, 2019 (the “Effectiveness Deadline”).

5.                                      SUSPENSION OF REGISTRATION RIGHTS. A new Section 5(d) is hereby added to the Agreement:

(d)                                 Liquidated Damages.  The Company and Purchaser agree that the Liquidated Damages set forth in Section 5(c) are waived by Purchaser until the date of a Triggering Event (defined below).  If the Company fails to file a Registration Statement by the Filing Deadline and/or such a Registration Statement is not declared effective by the SEC by the Effectiveness Deadline, the Company will owe Purchaser Liquidated Damages that will accrue from and after the date(s) of such failure(s) (the “Triggering Event”) pursuant to Section 5(c) of the Agreement.  If the Company is required to pay Liquidated Damages due to a Triggering Event, the Company must pay the Purchaser the Additional Liquidated Damages in addition to the Liquidated Damages that may become due and payable.   The Additional Liquidated Damages shall payable within fifteen (15) days of the Triggering Event and shall accrue interest in accordance with the provisions hereof to the extent not paid in full by such date.

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9.                                      MISCELLANEOUS. Section 9(a)(iii) of the Agreement is hereby amended and restated as follows:

(a)                           Other Registration Rights.

(iii) Until the Effective Date, the Company shall not file a Registration Statement relating to securities held by any selling security holder other than the Purchaser without the prior written consent of the Purchaser; provided that, notwithstanding the foregoing, so long as the Company files the Registration Statement before the Filing Deadline and is continuing to use best efforts to cause the Registration Statement to be declared effective by the SEC by the Effectiveness Deadline, the Company will not be prohibited from filing subsequent registration statement(s) solely for the resale of the following securities held by the following security holders, after the filing of the Registration Statement with respect to the Registrable Securities: (A) shares of Common Stock issuable upon exercise of warrants and/or conversion of promissory notes issued by the Company in the Bridge Financing, (B) 75,000 shares of Common Stock issued to Oasis Capital LLC in connection with the Company’s September 2018 bridge financing, (C) 185,417 shares of Common Stock issuable upon the warrant issued to Oasis Capital LLC for the Company’s September 2018 bridge financing, (D) 33,918 shares of Common Stock issuable upon exercise of the warrant issued to Charles Conte for the Company’s Sept. 2018 bridge financing, (E) 670,586 shares of Common Stock issuable upon exercise of the warrant, dated August 28, 2018, issued to Pacific Capital Management, LLC for Jonathan Glaser’s facilitation of the standby letter of credit for the Company’s office lease, and (F) shares issuable upon exercise of the warrant issued to Jonathan Glaser pursuant to the Letter of Credit Cancellation & Warrant Issuance Agreement, dated March 29, 2019, by and between the Company and Jonathan Glaser.

* * * * * *

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[Signature Page to Amendment No. 1 to Registration Rights Agreement —

Jaguar Health/Sagard]

IN WITNESS WHEREOF, the Purchaser and the Company have caused this Amendment No. 1 to Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:

JAGUAR HEALTH, INC.

By:	/s/ Lisa A Conte
	Name:	Lisa A. Conte
	Title:	President and Chief Executive Officer

IN WITNESS WHEREOF, the Purchaser and the Company have caused this Amendment No. 1 to Registration Rights Agreement to be duly executed as of the date first written above.

PURCHASER:

SAGARD CAPITAL PARTNERS, L.P.

By:	Sagard Capital Partners GP, Inc.,
its general partner

By:	/s/ Samuel Robinson
	Name:	Samuel Robinson
	Title:	President

By:	/s/ Stephan Klee
	Name:	Stephan Klee
	Title:	Chief Financial Officer, Treasurer and Controller

EXHIBIT P

Consent

CONSENT AND WAIVER

This Consent and Waiver (this “Consent and Waiver”) is entered into and effective as of May 28, 2019, by and between Jaguar Health, Inc., a Delaware corporation (the “Company”), and Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Series A Preferred Stock Purchase Agreement, dated March 23, 2018, by and between the Company and Sagard (the “Purchase Agreement”).

RECITALS

WHEREAS, the Company and Sagard are parties to the Purchase Agreement;

WHEREAS, Section 3.3.2(c) of the Certificate of Designation of Series A Convertible Participating Preferred Stock of the Company (the “Certificate of Designation”) provides that the Company may not incur any Indebtedness (as defined in the Certificate of Designation) without the prior written consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock;

WHEREAS, Section 4.1 of the Purchase Agreement provides Sagard with a right to purchase a specified portion of any New Securities that the Company may from time to time issue after the Closing Date (the “Preemptive Right”);

WHEREAS, (i) pursuant to the Exchange Agreement by and among the Company, Napo Pharmaceuticals, Inc. (“Napo”) and Chicago Venture Partners, L.P. (“CVP”), to be dated as of May, 28, 2019 (the “Exchange Agreement”) it is proposed that: (A) Napo exchange those certain promissory notes in the aggregate outstanding principal amount of $10,535,900.42 issued pursuant to that certain Amended and Restated Note Purchase Agreement, dated as of March 31, 2017, by and among Napo, Kingdon Associates, M. Kingdon Offshore Master Fund L.P., and Kingdon Family Partnership, L.P., all of which have been assigned to and are now held by M. Kingdon Offshore Master Fund, L.P. (the “Kingdon Notes”) for the Exchange Notes, as defined in the Exchange Agreement; (B) the Company guarantee the Kingdon Notes and the Exchange Notes (the “Guarantee”), and (C) the Company issue to CVP a promissory note of the Company in the aggregate principal amount of approximately US$2,296,926.16 (the “New Note” and, together with the Prior Notes, the “Notes”), subject to adjustment in accordance with and pursuant to the terms provided for in the Exchange Agreement (the “New Note Issuance”), and (ii)  the Company proposes to issue shares of the Company’s Common Stock in connection with the exchange of all or portion of the Exchange Notes from time to time, pursuant to Section 3(a)(9) of the Securities Act and subject to approval by the Company’s Board of Directors from time to time (the “3(a)(9)Exchanges” and together with the Exchange Agreement, Guarantee and New Note Issuance, the “Proposed Transactions”);

WHEREAS, Sagard has agreed to consent to, and waive the Preemptive Right with respect to, the Proposed Transactions;

WHEREAS, Section 4.7 of the Purchase Agreement provides that the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company pursuant to the Exchange Act (the “Timely Filing Covenant”);

WHEREAS, on May 20, 2019 the Company did not timely file its Form 10-Q for the first quarter of 2019 (the “Late Filing”);

WHEREAS, Sagard has agreed to waive the Timely Filing Covenant with respect to the Late Filing;

WHEREAS, the Company may wish to engage in discussions for the possibility of entering into a financing arrangement with a potential investor whose identity has been confidentially identified to Sagard prior to the date hereof, whereby such investor would make a payment to the Company and earn a stated return on its investment based upon the Company’s future sales for a stated period of time (such financing arrangement with such particular investor, the “Royalty Deal”); and

WHEREAS, the Company is required to obtain the consent of both its Board of Directors and Sagard in order to authorize, approve and enter into the Royalty Deal.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

1)             Company hereby agrees to pay to Sagard a fee in the amount determined as set forth below (the “Consent Fee”), in consideration of Sagard’s consent to the Proposed Transactions.  The Consent Fee shall be payable 5 days after the closing of an underwritten public offering of the Company’s Common Stock (the “Public Offering”) pursuant to an effective registration statement on Form S-1 (Registration Statement No.  333-231399) and in the manner contemplated by such registration statement (the “Public Offering Closing Date”), provided that even if the Public Offering Closing Date does not occur before July 31, 2019, the Consent Fee shall be paid no later than July 31, 2019.  The Consent Fee shall be payable as follows:

a.              If the Consent Fee is paid in cash (at the Company’s discretion), the Consent Fee shall be $250,000.

b.              Alternatively, if the Company elects to issue shares of Common Stock of the Company in lieu of a cash payment of the Consent Fee, then the Company may elect to do so, so long as (i) the aggregate number of shares of Common Stock to be issued shall be equal to $400,000 divided by the closing price of the Common Stock on the trading day immediately preceding the payment, (ii) the issuance complies with all applicable laws (including the Securities Act) and is duly authorized by the Company’s board of directors (including for purposes of Section 203 of the Delaware General Corporation Law and any other applicable provisions of any anti-takeover statutes or shareholders

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rights plans) and no stockholder approval shall be required under any applicable listing requirements or otherwise, (iii) the Company provides appropriate representations and warranties regarding the issuance (such as existence, due authorization, fully paid and non-assessable, legal, valid, binding and enforceable, no conflicts, exemption from registration under the Securities Act, etc.) and (iv) the Company agrees that (A) any shares contemplated by this Section 1(b) shall be treated as “Registrable Securities” as defined in the Registration Rights Agreement and (B) any shares contemplated by this Section 1(b) shall be entitled to the same treatment as contemplated by Section 5.20 (Section 16 Matters) of the Purchase Agreement.

2)             The Company covenants and agrees that if, at the time of the closing of the Proposed Transactions, the aggregate outstanding amount of the Exchange Notes, as defined in the Exchange Agreement, exceeds $10,535,900.42 (including, principal, interest and/or other amounts), Company will use commercially reasonable efforts to pay down the amount owed pursuant to the Notes until such aggregate amount is no more than $10,535,900.42.  The Company represents and warrants that the Exchange Note 1 (as defined in the Exchange Agreement) permits, and will continue to permit, optional prepayment.

3)             Sagard hereby consents to the Proposed Transactions.

4)             Sagard hereby waives the Preemptive Right with respect to the 3(a)(9) Exchanges.

5)             Sagard hereby waives the Timely Filing Covenant solely with respect to the Late Filing.

6)             If the Company’s board of directors approves a Royalty Deal prior to the earlier of the Public Offering Closing Date and July 31, 2019,  and the Company requests that Sagard consent to such Royalty Deal (subject to such timing requirement), then (i) Sagard shall have the right, in its sole and absolute discretion, to refuse or refrain from providing such consent for any reason whatsoever and (ii) Sagard shall not condition the granting of any such consent to such Royalty Deal that the Company pay to Sagard any cash or equity compensation in consideration for such consent (provided that Sagard shall not be deemed to have breached this covenant if the Company offers such compensation to Sagard without a request by Sagard).  The Company covenants and agrees that Sagard shall not be obligated to provide such consent.  Sagard has not indicated whether it will provide such consent, the Company has not relied on any such indication, and, in determining whether, and on what terms, to grant any such consent, if at all, Sagard shall have no duty or obligation to the Company or its equity holders, and Sagard may prioritize its own interests over the interests of the Company and/or its equity holders.  Sagard may, at its sole and absolute discretion: (a) withhold its consent to the Royalty Deal and (b) make any such consent conditional on any term or requirement that does not directly violate clause (ii) above.

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7)             The Company agrees that, except for the specific consents and waivers contained herein, nothing herein, nor any course of conduct or other act or omission to act on the part of Sagard is intended to or should be interpreted, construed or shall be deemed to be a waiver of any covenant or agreement contained in the Purchase Agreement, the Certificate of Designation or any other agreement or document now existing or hereafter arising, and whether known or not, or a waiver of any rights of Sagard, all of which rights are hereby expressly reserved.  The Company hereby also agrees that each of the Purchase Agreement, the Certificate of Designation and the Registration Rights Agreement is hereby ratified and confirmed in all respects and shall remain in full force and effect in accordance with each’s terms.

8)             This Consent and Waiver shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to conflict of laws principles thereof.  Sections 5.6 (Amendments), 5.9 (Governing Law, Jurisdiction), 5.14 (Remedies) and 5.19 (Jury Trial Waiver) of the Purchase Agreement are incorporated herein by reference.

9)             This Consent and Waiver may be executed in counterparts and this has the same effect as if the signatures on the counterparts were on a single copy.  For the avoidance of doubt, all share and dollar amounts herein and in the Term Sheet are on a pre-reverse split basis (i.e., none of such amounts give effect to any proposed reverse split which the Company may be contemplating).

[signature page follows]

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IN WITNESS WHEREOF, the parties have duly executed this Consent and Waiver as of the day and year written below.

JAGUAR HEALTH, INC.

By:	/s/ Lisa A. Conte
Name:	Lisa A. Conte
Title:	President & CEO

SAGARD CAPITAL PARTNERS, L.P.

By:	Sagard Capital Partners GP, Inc.
its general partner

By:	/s/ Samuel Robinson
	Name:	Samuel Robinson
	Title:	President

By:	/s/ Stephan Klee
	Name:	Stephan Klee
	Title:	Chief Financial Officer,
Treasurer and Controller

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